UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2005 and 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NUMBER 000-11113

Pacific Capital Bancorp

Incentive and Investment and Salary Savings Plan

(Full title of the Plan)

PACIFIC CAPITAL BANCORP

1021 Anacapa Street

Santa Barbara, CA 93101

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

FINANCIAL REPORT

YEARS ENDED DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

the Pacific Capital Bancorp Incentive and

Investment and Salary Savings Plan

Santa Barbara, California

We have audited the accompanying statements of net assets available for benefits of the Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and assets (acquired and disposed of within year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HUTCHINSON AND BLOODGOOD LLP

Glendale, California

May 26, 2006

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
ASSETS
Investments, at fair value (Note 3)	$73,633,931	$66,392,019

Receivables
Participant contributions	190,818	—
Employer contributions	92,870	—

Total receivables	283,688	—

Total assets	73,917,619	66,392,019
Liabilities	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$73,917,619	$66,392,019

The Notes to Financial Statements are an integral part of these statements.

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2005 and 2004

	2005	2004
ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$4,024,261	$6,060,470
Dividends	147,224	107,719
Interest	257,339	230,869

	4,428,824	6,399,058

Contributions:
Participant contributions	5,496,062	4,756,471
Employer contributions	2,776,881	2,403,004
Rollovers	797,959	338,922

	9,070,902	7,498,397

Transfer from Pacific Capital Bancorp Employee Stock Ownership Plan and Trust (Note 8)	52,160	90,231

Total additions	13,551,886	13,987,686

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	5,889,654	6,310,470
Administrative expenses	18,769	22,459
Participant loans terminated due to withdrawal of participants	117,863	139,915

Total deductions	6,026,286	6,472,844

Net increase in net assets available for benefits	7,525,600	7,514,842

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	66,392,019	58,877,177

End of year	$73,917,619	$66,392,019

The Notes to Financial Statements are an integral part of these statements.

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 1. DESCRIPTION OF THE PLAN

The following brief description of the Pacific Capital Bancorp (the Company) Incentive and Investment and Salary Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on January 1, 1966 that covers substantially all employees of the Company who are not covered under a collective bargaining agreement and who have attained age 18 and completed either 250 hours of service in a 90-day consecutive period or one year of service. In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer an amount equal to not less than one percent nor more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The maximum employee deferral permitted by the Internal Revenue Code for the years ended December 31, 2005 and 2004 is $14,000 and $13,000, respectively.

The Company’s safe harbor matching contribution is equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. The Company may also make annual profit sharing and qualified non-elective contributions. There were no profit sharing or qualified non-elective contributions for the years ended December 31, 2005 and 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s matching contributions and, (b) Plan earnings. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 1. DESCRIPTION OF THE PLAN (Continued)

Vesting

Participants are immediately vested in their contributions, Company safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their account is based on years of vested service in accordance with the following schedule:

Years of Service	Percentage Vested
Less than 2	0
2 but less than 3	20
3 but less than 4	30
4 but less than 5	40
5 but less than 6	60
6 but less than 7	80
7 or more	100

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement, (2) death, or (3) terminating employment by the reason of permanent disability, the employer profit sharing contributions become 100 percent vested without regard to years of service.

Participant Loans

Participants may borrow against their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at the Santa Barbara Bank & Trust base lending rate. Principal and interest is paid ratably through payroll deductions or participant’s own personal checks.

Investment Options

Participants direct the investments of their deferral, company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed income account, various pooled separate accounts managed by Prudential Retirement Insurance & Annuity Company, the Company common stock and a self-direct account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 1. DESCRIPTION OF THE PLAN (Continued)

Benefit Payments

On termination of service, death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Withdrawal of Employee Deferral Contributions

Participants may withdraw their employee deferral contributions at age 59-1/2, at retirement (age 65), upon death, disability, termination of service, or upon experiencing a financial hardship as defined by the Internal Revenue Code. Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the employer profit sharing contributions upon termination of employment. Such forfeitures may be applied to reduce future contributions of the Company. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $29,093 and $25,963, respectively. In 2005 and 2004, Company cash contributions were offset by $12,893 and $21,795 from forfeited non-vested accounts.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in the guaranteed income account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value. Investments in pooled separate accounts are stated at fair market value, as determined by the unit value reported by Prudential Retirement Insurance & Annuity Company (PRIAC). Common stocks are valued at fair value as determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are stated at cost, which approximates fair value.

Realized and Unrealized Appreciation (Depreciation)

Realized and unrealized appreciation (depreciation) are based on the market value of the assets at the end of the Plan year compared to the market value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

Administrative Expenses

The Company incurs certain expenses in administering the Plan, which are not passed on as expenses of the Plan. Administrative expenses charged to the Plan consist of transaction charges associated with self-directed investment, benefit payments and loan processing.

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 3. INVESTMENTS

The following presents investments of the Plan as of December 31, 2005 and 2004. Investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

	2005		2004
Insurance company general account
Guaranteed income fund	$5,329,979	*	$4,651,050	*
Pooled separate accounts
Lifetime20 fund	11,382,380	*	10,547,737	*
Lifetime30 fund	10,100,866	*	8,815,354	*
Lifetime40 fund	9,308,041	*	9,055,748	*
Small cap value/ Perkins, Wolf, McDonnell fund	4,044,404	*	3,802,397	*
Other pooled separate accounts	23,553,230		21,380,596
Self-directed account
Cash and cash equivalents	127,887		94,529
Other common stocks	252,005		309,079
Mutual funds	463,036		302,535
Pacific Capital Bancorp Company common stock	7,115,124	*	5,798,339	*
Participant loans	1,956,979		1,634,655

Total investments	$73,633,931		$66,392,019

During the years ended December 31, 2005 and 2004, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	2005	2004
Pooled separate accounts	$3,505,198	$4,946,960
Company common stock	454,918	1,091,559
Other common stock	28,251	(18,161)
Mutual funds	35,894	39,395
Limited partnerships	—	717

Net appreciation in fair value of investments	$4,024,261	$6,060,470

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan participates in a contract with Prudential Retirement Insurance & Annuity Company (PRIAC) by investing in the PRIAC Guaranteed Income Fund. Prudential Retirement Insurance & Annuity Company commingles the assets of the Guaranteed Income Fund with other assets. When total distributions or transfers in the PRIAC Guaranteed Income Fund within a calendar year exceed pre-determined thresholds, transactions in the PRIAC Guaranteed Income Fund would be restricted in accordance with the contract terms and could result in PRIAC Guaranteed Income Fund not being fully benefit responsive. The Plan’s investment in the PRIAC Guaranteed Income Fund had an average net yield of 3.10% and 2.90% for the years ended December 31, 2005 and 2004, respectively. In addition, the Plan is credited with interest at the interest rates specified in the contract (ranging from 3.05% to 3.15% for 2005 and ranging from 2.85% to 2.95% for 2004), net of asset charges of 0.60%. Prudential Retirement Insurance & Annuity Company prospectively guaranteed the interest rates credited for the PRIAC Guaranteed Income Fund for six months. As discussed in Note 2, the PRIAC Guaranteed Income Fund is included in the financial statements at contract value, which approximates fair value.

Note 5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are invested in the PRIAC guaranteed funds and pooled separate accounts managed by Prudential Retirement Insurance & Annuity Company, a wholly-owned subsidiary of Prudential Financial. Prudential Bank & Trust Company, FSB, another wholly owned subsidiary of Prudential Financial, is the Plan’s trustee. As such, transactions with the Prudential Retirement Insurance & Annuity Company qualify as party-in-interest transactions under ERISA. Fees paid by the Plan to Prudential Retirement Insurance & Annuity Company for the investment management services amounted to $3,691 and $5,640 for the years ended December 31, 2005 and 2004, respectively.

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 5. PARTY-IN-INTEREST TRANSACTIONS (Continued)

In addition, the Plan invests in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor. The fund is comprised of a short-term investment fund component and shares of Pacific Capital Bancorp common stock. The unit values of the Fund are recorded and maintained by Prudential Financial Services, a subsidiary of Prudential Financial. During the years ended December 31, 2005 and 2004, the Plan’s investment activities and valuation of the fund are approximately as follows:

	2005	2004
Purchases	$2,277,000	$1,353,000
Sales	1,342,000	687,000
Net appreciation and dividends	600,000	1,199,000
Investment value	7,115,000	5,798,000

Note 6. TAX STATUS

The Plan obtained its latest determination letter on March 21, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statement.

Note 7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 8. TRANSFER FROM PACIFIC CAPITAL BANCORP EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

In 2005 and 2004, certain employees and their participant account balances of $52,160 and $90,231, respectively, were transferred from the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust (an affiliated plan) to the Plan. In accordance with the provisions of the Internal Revenue Code, when employees have been participating in an Employee Stock Ownership Plan for 10 years and have attained the age of 55, the Company is required to permit those “qualified” employees to begin to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of Pacific Capital Bancorp Common Stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

Note 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31 as reported on the financial statements and Form 5500:

	2005	2004
Financial statements	$73,917,619	$66,392,019
Contributions receivable	(283,688)	—

Form 5500	$73,633,931	$66,392,019

The following is a reconciliation of the employer contributions for the years ended December 31 as reported on the financial statements and Form 5500:

	2005	2004
Financial statements	$2,776,881	$2,403,004
Employer contributions receivable	(92,870)	—

Form 5500	$2,684,011	$2,403,004

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the participant contributions for the years ended December 31 as reported on the financial statements and Form 5500:

	2005	2004
Financial statements	$5,496,062	$4,756,471
Participant contributions receivable	(190,818)	—

Form 5500	$5,305,244	$4,756,471

Note 10. SUBSEQUENT EVENTS

Effective January 1, 2006, the Company amended the definition of compensation under the Plan which provides that compensation of a participant shall not include compensation attributable to the value of any qualified or non-qualified stock options granted and restricted stock held by the participant.

SUPPLEMENTAL SCHEDULES

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

EIN: 95-3673456

PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
		Insurance Company General Account

*	Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund	$5,329,979

		Pooled Separate Accounts

*	Prudential Retirement Insurance & Annuity Company	Large Cap Blend/Victory Fund	1,089,050

*	Prudential Retirement Insurance & Annuity Company	International Blend/Bank of Ireland	1,151,166

*	Prudential Retirement Insurance & Annuity Company	Janus Worldwide Fund	1,438,151

*	Prudential Retirement Insurance & Annuity Company	Large Cap Growth/Goldman Sachs Fund	1,786,695

*	Prudential Retirement Insurance & Annuity Company	Large Cap Value/John A. Levin Fund	2,503,891

*	Prudential Retirement Insurance & Annuity Company	Lifetime20 Fund	11,382,380

*	Prudential Retirement Insurance & Annuity Company	Lifetime30 Fund	10,100,866

*	Prudential Retirement Insurance & Annuity Company	Lifetime40 Fund	9,308,041

*	Prudential Retirement Insurance & Annuity Company	Lifetime50 Fund	2,507,717

*	Prudential Retirement Insurance & Annuity Company	Lifetime60 Fund	2,240,863

*	Prudential Retirement Insurance & Annuity Company	Mid Blend/New Amsterdam Partners	2,451,817

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

EIN: 95-3673456

PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Prudential Retirement Insurance & Annuity Company	Dryden S&P 500 Index Fund	$3,483,604

*	Prudential Retirement Insurance & Annuity Company	Small Cap Growth/TimesSquare Fund	2,402,636

*	Prudential Retirement Insurance & Annuity Company	Small Value Perkins Wolf McDonnell Fund	4,044,404

*	Prudential Retirement Insurance & Annuity Company	High Grade Bond/BSAM Fund	1,226,354

*	Prudential Retirement Insurance & Annuity Company	Corporate Bond/BSAM Fund	1,271,286

		Common Stock

*	Prudential Retirement Brokerage Services	Pacific Capital Bancorp Common Stock	7,115,124

		Participant Loans

*	Participant Loans	Interest rates ranged 5%-10.50% matures on various dates through October 2019	1,956,979

			72,791,003

*	Prudential Retirement Brokerage Services	Cash and Cash Equivalents	127,887

*	Prudential Retirement Brokerage Services	Common Stocks	252,005

*	Prudential Retirement Brokerage Services	Mutual Funds	463,036

Total assets held by Prudential Retirement Insurance & Annuity Company representing the Self-Directed Accounts			842,928

			$73,633,931

PACIFIC CAPITAL BANCORP

INCENTIVE AND INVESTMENT AND

SALARY SAVINGS PLAN

EIN: 95-3673456

PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(ACQUIRED AND DISPOSED OF WITHIN YEAR)

December 31, 2005

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Proceeds of Dispositions
Prudential Retirement Brokerage Services	Common stocks (self-directed accounts)	$372,442